UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number          001-14905

Burlington Northern Santa Fe

Investment and Retirement Plan

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

*

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Burlington Northern Santa Fe Investment and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2006.

Fort Worth, Texas

June 23, 2020

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2019	2018
ASSETS

Investment, at fair value:

Investment in BNSF 401(k) Plans Master Trust (Note 4)	$1,606,868	$1,325,241

Investments, at contract value:

Investment in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive contracts (Note 4)	264,748	260,501

Total investments	1,871,616	1,585,742

Receivables

Notes receivable from participants	30,461	30,456

Total assets	1,902,077	1,616,198

LIABILITIES

Contributions owed to participants	26	11

NET ASSETS AVAILABLE FOR BENEFITS	$1,902,051	$1,616,187

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

		Year Ended December 31, 2019
Additions to net assets:

Plan interest in BNSF 401(k) Plans Master Trust investment income (Note 4)	$	313,853

Interest income from notes receivable from participants		1,572

Contributions:

Employer		28,880

Participant		58,307

Total contributions		87,187

Total additions to net assets		402,612

Deductions from net assets:

Benefit payments to participants		115,574

Asset transfers to other plans, net		1,168

Administrative expenses		6

Total deductions from net assets		116,748

Net increase in net assets		285,864

Net assets available for benefits:

Beginning of year		1,616,187

End of year	$	1,902,051

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible employees of Burlington Northern Santa Fe, LLC and certain affiliated companies (collectively, BNSF) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by BNSF’s matching contributions, may be invested at the participant’s direction in various investment funds.

Administration

The Plan is administered by BNSF’s Vice President and Chief Human Resources Officer (the Plan Administrator). Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF’s Employee Benefits Committee is responsible for appointing and removing the Trustee, specifying the investment options available under the Plan (if not otherwise mandated by the Plan), and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Effective October 1, 2015, any salaried employee regularly assigned to a salaried position, except a non-resident alien, of BNSF who is not subject to a collective bargaining agreement, is eligible to participate in the Plan immediately upon hire.

Also effective October 1, 2015, the Plan provides for the automatic enrollment of employees who become newly eligible to participate in the Plan at a rate of six percent of their base salary. For employees already eligible, they may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary, commissions and Incentive Compensation Plan bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2019, the limitation was $280 thousand.

The maximum limitation on combined total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of a participant’s base salary, commissions and Incentive Compensation Plan bonus award with separate elections for each, not to exceed certain limits as described in the Plan document. All employee-elected contributions are made by means of regular payroll deductions.

BNSF matches 75% of the first 6% of employee-elected before-tax contributions and/or Roth contributions for each pay period. BNSF matching contributions are made in cash, as soon as practicable after the end of each pay period.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Effective April 1, 2019, the Plan was amended to include an additional, non-matching employer contribution (the Core Contribution). Non-union employees hired on or after April 1, 2019 are eligible to receive the Core Contribution, as are existing employees who have transitioned away from active participation in BNSF’s defined benefit pension plan. The amount of the Core Contribution is based on the eligible participant’s compensation and a percentage determined by the participant’s age plus Core Contribution service as of December 31 of each plan year.

During the 2019 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $25 thousand in before-tax and/or Roth after-tax contributions, which included a $6 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF’s matching contributions exceed the lesser of $56 thousand ($62 thousand including catch-up contributions) or 100% of a participant’s compensation, as defined in IRC Section 415(c)(3), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF’s employer contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. At December 31, 2019, the Plan offers a company stock fund (the Company Stock Fund) which consists of Berkshire Hathaway Inc. (Berkshire) Class B common stock (BNSF is a wholly-owned, indirect subsidiary of Berkshire), six mutual funds, sixteen common / collective trusts and a stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant’s account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement trust designed for investors planning to retire on a date closest to the participant’s 65th birthday.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%

5 years or more	100%

Core Contributions amounts vest 100% to the participants after 3 years of service.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

* The term “Vesting Service” is defined as the number of plan years in which the participant is compensated for at least 1,000 hours of work by BNSF, in any capacity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear fixed interest at the prime rate as of the first business day of the quarter in which the loan is made plus 1%. Interest rates on loans outstanding as of December 31, 2019 and 2018 range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested employer contributions. Both the Plan and the IRC allow a participant who has not attained age 59 1⁄2 to withdraw the participant’s pre-tax and Roth after-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59 1⁄2, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF.

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 1⁄2 or retires. In the event of the death of a participant, the participant’s account is distributed to their beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested BNSF matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

–	First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF;

–	Second, to offset future BNSF matching contributions; and

–	Finally, to pay administrative expenses of the Plan.

Forfeitures of $1,046 thousand were used to offset BNSF matching contributions in 2019. At December 31, 2019 and 2018, unused forfeited balances totaled $232 thousand and $644 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF matching contributions may be discontinued and participation by BNSF in the Plan may be terminated at any time at the election of BNSF. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock allocated to the participant’s account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America (GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The Plan’s financial statements have been prepared under the accrual basis of accounting in accordance with GAAP.

Authoritative accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options that include stocks, mutual funds, common / collective investment trusts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Benefit Payments to Participants

Benefits are recorded when paid.

Transfers

BNSF Railway sponsors the Non-Salaried Plan that also participates in the Master Trust along with the Plan. If a participant’s union status changes, he may elect to transfer his account balance into the corresponding plan.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting”. This ASU requires a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively. This ASU also requires all plans to disclose the dollar amount of their investments measured at fair value by general type of investment and the investments and other assets and liabilities of the master trust, as well as the dollar amount of its interest in these balances. The Plan adopted the ASU for year ended December 31, 2019, and its provisions were applied retrospectively.

In August 2018, the FASB issued ASU No. 2018-13,“Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in the ASU modify the disclosure requirements related to fair value measurements. Disclosure requirements will be eliminated regarding transfers between Level 1 and Level 2 of the fair value hierarchy as well as policies related to the timing of transfers between levels and the valuation processes for Level 3 measurements. Disclosure requirements will be modified regarding Level 3 fair value measurements, net asset value disclosure of estimates of timing of future liquidity events, and measurement uncertainty. New disclosure requirements will be added regarding changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements and regarding the range and weighted average used to develop significant unobservable inputs for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Plan is currently evaluating the effect this standard will have on the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan’s interest in the Master Trust is stated at fair value for all investments other than fully benefit-responsive investment contracts, which are stated at contract value. Various inputs are used to determine the fair value of the Plan’s investments which can be categorized into the following three levels:

Level 1 - Quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Other inputs that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations in which all significant inputs are observable.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The fair value of the Plan’s interest in the Master Trust is based on the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows:

(1) Investments in mutual funds are valued based on quoted prices from the public exchanges on which the funds are actively traded, which is classified as Level 1 in the hierarchy.

(2) The Company Stock Fund is a unitized stock fund and operates similar to a mutual fund in that the value of a unit reflects the combined value of underlying stock and a small amount of cash equivalents that are included to allow for the regular processing of transactions. The common stock portion of the fund is valued based on the closing price as reported on the New York Stock Exchange, which is classified as a Level 1 in the hierarchy. The cash equivalent portion is held in a money market fund and is also classified as Level 1 in the hierarchy.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

(3) Common / collective trusts are valued based on the calculated net asset value of the respective investment entity. Although the trusts themselves are not publicly traded, the underlying assets are actively traded on exchanges and price quotes for the assets held by these trusts are readily available. Additionally, the net asset value per share is determined and published daily and is the basis for current transactions. These investments are classified as Level 2 in the hierarchy.

The following table summarizes the Plan’s investments at fair value as of December 31, 2019, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Mutual Funds	$470,512	$470,512	$—
Company Stock Fund	180,481	180,481	—
Common / Collective Trusts	955,875	—	955,875

Total investments at fair value	$1,606,868	$650,993	$955,875

Total investments of the Plan as of December 31, 2019 (in thousands):

Total
Investments at fair value	$1,606,868
Investments at contract value	264,748

Total	$1,871,616

The following table summarizes the Plan’s investments at fair value as of December 31, 2018, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Mutual Funds	$396,002	$396,002	$—
Company Stock Fund	176,070	176,070	—
Common / Collective Trusts	753,169	—	753,169

Total investments at fair value	$1,325,241	$572,072	$753,169

Total investments of the Plan as of December 31, 2018 (in thousands):

Total
Investments at fair value	$1,325.241
Investments at contract value	260,501

Total	$1,585,742

NOTE 4 - INVESTMENT IN MASTER TRUST

All of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and of the Non-Salaried Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee.

The following table presents the total of investments in the Master Trust (in thousands):

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

	December 31, 2019		December 31, 2018
	Master Trust	Plan’s Investment	Master Trust	Plan’s Investment
Investments:
Mutual Funds	$1,277,756	$470,512	$1,070,257	$396,002
Company Stock Fund	502,386	180,481	484,941	176,070
Common / Collective Trusts	2,747,113	955,875	2,159,814	753,169

Total investments measured at fair value	4,527,255	1,606,868	3,715,012	1,325,241
Investments measured at contract value	675,132	264,748	670,020	260,501

Total	$5,202,387	$1,871,616	$4,385,032	$1,585,742

Plan’s Percentage of Investment in Master Trust Net Assets		36%		36%

Investment income for the Master Trust was as follows (in thousands):

Year Ended December 31, 2019
Investment income:
Net investment appreciation	$796,763
Interest and dividend income	81,293

Total	$878,056

Plan’s investment income in the Master Trust	313,853
Plan’s percentage of investment income from the Master Trust	36%

The Master Trust’s investment at contract value is a stable-value fund, which invests in traditional and alternative guaranteed investment contracts (GICs). GICs are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. GICs are valued at contract value and, as required by authoritative accounting guidance, the Statements of Net Assets Available for Benefits presents the contract value of the GIC.

Alternative GICs (a form of wrap contract) are typically paired with an underlying single or multiple high-quality fixed income investments, fixed income mutual funds, or with units of a collective trust bond portfolio. The wrap contract is owned by the Plan while the underlying investments may or may not be owned by the Plan, depending on the contract. Wrap contracts are issued by insurance or financial services institutions. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include, but are not limited to, the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF or other BNSF events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan or Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Net assets and net investment income/loss are allocated to participating plans based on number of units owned.

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the Class B common stock of Berkshire, a related party, through the Company Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $32 million and sales of $65 million of Berkshire Class B common stock during the year ended December 31, 2019. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Notes receivable from participants are also considered party-in-interest transactions.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF. For the year ended December 31, 2019, BNSF paid $368 thousand in administrative expenses on behalf of the Plan.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF by letter dated May 21, 2018 that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter; however, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. Non-Roth after-tax contributions are not subject to taxation upon withdrawal or distribution. Roth after-tax contributions and earnings are not subject to taxation upon withdrawal or distribution.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an asset.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	As of December 31,
	2019	2018
Net assets available for benefits from the financial statements	$1,902,051	$1,616,187
Participant loans reduced by current year deemed distributions	(122)	(240)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(1,212)	(1,116)

Net assets available for benefits from the Form 5500	$1,900,717	$1,614,831

The following is a reconciliation of the change in net assets available for benefits from the financial statements to the Form 5500 (in thousands):

Year Ended December 31, 2019
Net increase in net assets available for benefits per the financial statements	$285,864
Deemed distributions of participant loans for the current year	(122)
Deemed distributions of participant loans for the prior year	144

Net increase in net assets available for benefits per the Form 5500	$285,886

NOTE 8 - SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the global outbreak of COVID-19 to be a pandemic. COVID-19 has negatively impacted the world economy, and as a result, prices of most investment funds and stocks declined, although subsequently they have recovered significantly. The Plan’s investments are valued as of December 31, 2019, and their stated values in these financial statements may be different than the current market price. The COVID-19 pandemic continues to rapidly evolve, and the extent to which it may impact the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

(Dollars in thousands)

			EIN 27-1754839
Attachment to Form 5500, Schedule H, Line 4i:			Plan # 002

(in thousands)

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$1,871,616

*	Notes receivable from participants	Interest rates of 4.25% - 10.50% with maturities from less than one year to fifteen years	29,127

	Total assets held for investment purposes		$1,900,743

	* Represents a party-in-interest, as defined by ERISA.

	Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Northern Santa Fe Investment and Retirement Plan

By:	/s/ Judy K. Carter

Judy K. Carter
Vice President and Chief Human Resources Officer

Date: June 23, 2020

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Whitley Penn LLP